

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 13, 2009

Via U.S. Mail and Facsimile: (786) 413-1913

Mr. Pete R. Pizarro
Chairman of the Board, Chief Executive Officer
eLandia International, Inc.
8200 NW 52nd Street
Suite 102
Miami, FL 33166

> **RE:** **eLandia International, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 2, 2009**
> **File No. 000-51805**

Dear Mr. Pizarro:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

General

1. Please note that because your common stock is considered a penny stock the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is unavailable to you. Please remove the reference to the safe harbor throughout your document.

Item 8. Financial Statements and Supplementary Data, page 42

Note 4. Acquisitions, page 60

2.   Confirm for us, if true, that you did not convert the Latin Node Series A Preferred Stock into 80% of Latin Node common stock, and that you did not exercise your call right to acquire the 2,000,000 shares of common stock of Latin Node held by Retail.

Note 6. Deconsolidation of Subsidiary and Discontinued Operations, page 64

3.   We note that on November 18, 2008, you deconsolidated Latin Node and began using the equity method of accounting for the investment. We also note that as of December 31, 2008, Latin Node had zero remaining assets and $21.1 million of remaining liabilities, consisting of $16.2 million due to you and trade accounts payable totaling $4.9 million. In this regard, tell us where the $16.2 million due from Latin Node is reflected in your balance sheet at December 31, 2008. We also note that on July 17, 2008, most of the assets of Latin Node were sold to the highest bidder and that since you were the principal secured creditor of Latin Node, you have the right to receive all of the proceeds of the sale of these assets after the payment of administration costs. Please tell us how much the assets sold for, and how much you expect to receive upon distribution.

4.   Addressing the relevant accounting literature, tell us how you calculated the $5,964,752 amount that you recorded as a decrease in accumulated deficit as a result of the deconsolidation of Latin Node.

5.   Addressing the relevant accounting literature, tell us how you accounted for the return to you of the 375,000 shares of your common stock issued by you in connection with the acquisition of Latin Node.

6.   In connection with the acquisition of Latin Node, tell us your business rationale for acquiring Latin Node Series A preferred stock, which was convertible into 80% of Latin Node common stock, instead of acquiring shares of Latin Node common stock from Retail.

Note 11. Goodwill, page 69

7.   We refer to the goodwill of $6,599,079 associated with your Latin America acquisitions in 2008. Please tell us which acquisitions this goodwill relates to and provide us with a schedule indicating the amount of goodwill acquired by acquisition.

8.   We refer to the acquisition of Desca. Based on the disclosures found on page 61, the unit purchase agreement was consummated effective November 20, 2007. Per your note disclosures on page 69, it appears that the goodwill was recorded in fiscal 2008 rather than 2007. Please explain.

9.   We refer to the adjustment to goodwill based on allocation of Desca purchase price as disclosed at the bottom of the Consolidated Statements of Cash Flows. Please explain to us the nature of this $4,652,801 adjustment and why it is presented as a non-cash investing and financing activity.

<u>Item 15. Exhibits and Financial Statement Schedules, page 98</u>

<u>Exhibits 31.1 & 31.2</u>

10.   We note the certifications required by Exchange Act Rule 13a-14(a) do not contain the introductory language in paragraph 4 referring to internal control over financial reporting. In future filings, revise the certifications to include this language in paragraph 4.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

  You may contact Christine Adams, Staff Accountant, at (202) 551-3363, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810 with any other questions.

              Sincerely,

              Larry Spirgel
              Assistant Director